UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Explanatory Note

On November 21, 2023, Cazoo Group Ltd (“Cazoo” or “the Company”) announced that, following its Extraordinary General Meeting (“EGM”), held on November 21, 2023 at 3:00 p.m. GMT, all resolutions submitted for shareholder approval were approved. Cazoo plans to post the final results on its website.

The EGM was called to approve a series of transactions (the “Transactions”) aimed at improving the Company’s capital structure, decreasing the total amount of outstanding indebtedness and creating a platform for future profitability. In accordance with the transaction support agreement (the “Transaction Support Agreement”), dated as of September 20, 2023, as amended, by and among the Company, the holders of the Company’s 2.00% convertible senior notes due 2027 (the “Convertible Notes”), and certain holders of our Class A ordinary shares, par value $0.002 per share (the “Class A ordinary shares”) who hold more than 33% of the Company’s outstanding Class A ordinary shares, the Transactions consist of: (a) the exchange of the Convertible Notes for $200 million aggregate principal amount of our senior secured notes due 2027 and Class A ordinary shares that will represent 92% of our outstanding Class A ordinary shares immediately after giving effect to the exchange offer (such exchange for the Convertible Notes, the “Exchange Offer”), (b) the issuance of three tranches of warrants to the existing holders of all of our outstanding Class A ordinary shares, and (c) the replacement of our board of directors with a new seven-person board of directors on or after the closing date of the Transactions. In addition to seeking approval of the Transactions, the EGM was also called to approve a reverse stock split in which holders of 100 Class A ordinary shares will receive one (1) new Class A ordinary share, an increase to our authorized share capital and amendments to Cazoo’s amended and restated articles of association.

As previously disclosed, as of November 17, 2023 the Company secured agreements from the holders of 100% of its Convertible Notes to participate in the Company’s Exchange Offer. The Company’s Exchange Offer, which will expire on December 4, 2023, is being made upon the terms and subject to the conditions set forth in the Exchange Offer Memorandum filed with the Securities and Exchange Commission on November 3, 2023.

Incorporation by Reference

The Explanatory Note, but not the exhibit attached hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the wind-down of operations in mainland Europe, the five-year plan (which extends the revised 2023 plan to 2027), and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) our inability to consummate the Transactions contemplated by the Transaction Support Agreement as scheduled or at all; (17) the volatility of the trading price of our Class A Shares, which may increase as a result of the issuance of Class A ordinary shares and warrants pursuant to the Transaction Support Agreement; (18) the Company’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Sections 802.01B and 802.01C of the NYSE Listed Company Manual within the applicable cure period; (19) the Company’s ability to continue to comply with applicable listing standards of the NYSE; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Cazoo Announces All Resolutions Approved at Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: November 21, 2023	By:	/s/ Alex Chesterman
	Name:	Alex Chesterman
	Title:	Executive Chairman

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